EXHIBIT 99.2

CorpBanca announces the acquisition of Banco Santander Colombia, S.A.

Santiago - Chile, December 6, 2011. CORPBANCA has reached an agreement with Banco Santander, S.A. (BS) to acquire a 95% interest of Banco Santander Colombia SA (BSC), the maximum allowed to an individual shareholder by the Colombian law. In addition, Corp Group Interhold S.A. (CorpGroup) –the holding company through which the Saieh Group controls CorpBanca and other financial businesses– will purchase at least a 2.85% stake (from the remaining 5% of the shares) which is held by other affiliates companies of BS. This operation includes “Santander Investment Securities Colombia S.A.”, “Santander Insurance Agency Ltd.” and “Santander Colombia S.A. Investment Trust”, a stock brokerage, an insurance agency and a trustee, respectively. The operation is expected to be settled during the first half of 2012. With this acquisition, CorpBanca strengthens its growth strategy and becomes the first Chilean financial institution having a foreign bank subsidiary.

The acquisitions made by CorpBanca and CorpGroup involves a total amount of up to US$1,225 million plus accruing interests of 180-days dollar LIBOR + 1% per year. The transaction is still subject to the approval of regulatory agencies in Colombia and Chile. CorpBanca’s total investment in this transaction, US$1,155 million approximately, will be funded with own resources and a new capital increase of US$450 million approximately. CorpGroup will subscribe entirely its preemptive rights, and it is committed to acquire all shares not subscribed in the preferential offering period. Therefore, the Saieh Group will maintain the control of CorpBanca as well as its ownership percentage. CorpGroup currently holds the necessary resources to concur to this capital increase, and does not demand new funds from the market. Once this increase is executed, CorpBanca would have received more than US$830 million in fresh capital injections during the last six months.

Additionally, CorpGroup has reached an agreement with the Santo Domingo Group (SDG), one of the largest economic groups in Colombia. SDG will enter CorpBanca’s ownership as a long-term partner with no shareholders’ agreement with an investment of US$100 million that will begin during the coming months. SDG has a noteworthy presence in Colombia, in several economic sectors, including media, services, logistics and industrial, highlighting its shareholding in SABMiller plc, the second largest brewer company in the world. Consequently, two important Latin American business groups join forces as shareholders of Corpbanca to execute its growth strategy, by building business relationships and creating value for its Colombian customers.

Press Release December 6, 2011 Page 2 / 3

Banco Santander Colombia, S.A. has a 2.7% market share in loans and 4.7% in deposits as of September 30, 2011. BSC’s strategy has prioritized i) a selective growth; ii) a low risk and high coverage ratio, and iii) a comfortable liquidity position and adequate levels of capitalization. As of September 30, 2011 the Bank had US$ 4 billion in total assets and more than US$ 2.57 billion in loans (70% in commercial loans and 30% in retail loans). BSC has shown increasing returns, with ROEs reaching 18%, and a growth enabling BIS ratio of 12.9%.

CorpBanca is the fourth largest private bank in Chile in terms of loans and deposits, with market shares of 7.5% and 7.2% as of October 31, 2011, respectively. CorpBanca is a universal bank offering a wide range of financial products to both businesses and individuals. The bank has shown a steady growth in market share and returns since the Saieh Group took over its control in 1996. For the twelve-month period ending October 31, 2011, its return on average equity reached 23.0%.

In terms of credit quality, both banks are characterized by conservative risk management policies as well as strong and solidly established internal control structures. CorpBanca operates with high standards of corporate governance, following the requirements of the Chilean Superintendency of Banks and Financial Institutions, and all the guidelines required by the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and Sarbanes-Oxley (SOX), by being ADRs issuer in the U.S. market.

With this acquisition, CorpBanca aims at supporting Chilean companies in their expansion through Latin America and participating in the growing Colombian banking industry, one of the most attractive worldwide. The Colombian high market’s potential is based on the strong outlook of its economy (rated at investment-grade by Standard & Poor's, Moody's and Fitch Ratings) and the lower penetration that its banking industry currently shows (30% versus 70% loans to GDP in Colombia and Chile, respectively). The high professional level of executives and employees of the Colombian capital market and CorpBanca´s expertise in successfully developing winning strategies in a deeper banking system such as the Chilean one, are two of the key factors underpinning the expected success of this acquisition.

Thus, CorpBanca is building a larger platform for growth and profitability, thereby increasing its future profit generation potential. Additionally, the capital increase associated with this transaction will enable the bank to strengthen its regulatory equity position, enhancing its capacity for growth in Chile. For current shareholders of CorpBanca, both the acquisition of BSC and the aforementioned capital increase, will not impact the level of earnings per share (EPS) in the short term, and will increase them in the medium term.

CorpBanca is acquiring a first class bank in Colombia. The high quality of its executives, customers, loan portfolio and deposit base, as well as its well defined strategic plan are key elements that  support the confidence to enter this market, continuing its development, without the need to implement changes.

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CorpBanca and Banco Santander Colombia, S.A. Key Indicators

	CorpBanca	BSC
	As of the ten months ended	As of the nine months ended
(Expressed in million of US$)(1)	Oct. 31, 2011(2)	Sep. 30, 2011(2)
Total assets	18,067	4,000
Loans, gross	13,095	2,571
Deposits	10,714	2,003
Equity	1,459	398
Net operating profit	567	197
Provisions for loans losses	78	19
Operating expenses	232	108
Net income	217	52

Net operating profit / Average total assets	4.2%	6.6%
Provisions for loans losses / Average total assets	0.6%	0.6%
Operating expenses / Average total assets	1.7%	3.6%
Operating expenses / operating Revenues	40.9%	54.8%
ROE	22.9%	17.5%
ROA	1.6%	1.7%

1
U.S. dollar amounts for CorpBanca have been translated from Chilean pesos at our internal exchange rate as of October 31, 2011 of Ch$491.04 per U.S. dollar; and U.S. dollar amounts for BSC have been translated from Colombian pesos at an exchange rate as of September 30, 2011 of Col$1,915.10 per U.S. dollar.

2	Latest official figures available for CorpBanca and BSC; annualized ratios where necessary.

Press Release December 6, 2011 Page 3 / 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699
claudia.labbe@corpbanca.cl